Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(In millions of dollars, except per-share amounts)

	For Three Months Ended
	March 31, 2004	March 31, 2003
Net income	$367	$117

Diluted earnings per common and dilutive potential common share:
Weighted average common shares outstanding (in thousands)	1,732,711	1,729,909
Weighted average dilutive potential common shares:
Stock option and compensation plans	50,859	23,503

Weighted average common and dilutive potential common shares	1,783,570	1,753,412

Diluted earnings per common share	$.21	$.07

Basic earnings per common share:
Weighted average common shares outstanding (in thousands)	1,732,711	1,729,909

Basic earnings per common share	$.21	$.07